SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)

                                  -------------

                             PS BUSINESS PARKS, INC.
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   69360J 10 7
                                 (CUSIP Number)

                                  -------------

                                STEPHANIE G. HEIM
                               701 WESTERN AVENUE
                         GLENDALE, CALIFORNIA 91201-2397
                                 (818) 244-8080
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  -------------

                                 AUGUST 14, 2009
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Public Storage

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
(b)

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
------------------- ------ -----------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                    5,801,606(1)
                           -----------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER
     Owned By                   0
                           -----------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                   5,801,606(1)
                           -----------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER
                                0
------------------- ------ -----------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,801,606(1)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%(2)
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14.      TYPE OF REPORTING PERSON REPORTING
         CO
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(1) Includes shares previously  reported as held by PS Texas Holdings,  Ltd. and
    PS GPT Properties, Inc., wholly-owned subsidiaries of Public Storage that were dissolved and all shares held distributed to Public Storage.

(2) Percentage of class based on number of shares outstanding at August 14, 2009 of 24,380,925.

         This Amendment No. 7 to Statement on Schedule 13D amends the Statement on Schedule 13D dated November 16, 1995, as amended (the "Schedule 13D") previously filed by Public Storage, Inc., as predecessor to Public Storage.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 7 to the Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares") of PS Business Parks, Inc., a California corporation formerly known as Public Storage Properties XI, Inc. (the "Issuer").

         The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 92101-2397.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 7 to the Schedule 13D is being filed by Public Storage, as successor by merger to Public Storage, Inc. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

         Public Storage is a Maryland real estate investment trust and is a fully integrated, self-advised and self-managed real estate investment trust which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. Effective June 1, 2007, Public Storage, Inc. merged into Public Storage. As a result of the merger, Public Storage owns all the Shares previously owned by Public Storage, Inc. In addition, Shares previously reported as owned by two wholly-owned subsidiaries of Public Storage, Inc., PS Texas Holdings, Ltd. and PS GPT Properties, Inc., totaling 266,706 Shares were transferred to Public Storage when those entities were dissolved.

         The address of Public Storage's principal executive office is 701 Western Avenue, Glendale, California 91201-2397.

         Information regarding the identity and background of Public Storage trustees and executive officers is set forth in Appendix A attached to this Statement on Schedule 13D. To the knowledge of Public Storage, all of its trustees and executive officers are citizens of the Unites States except Uri P. Harkham, who is a citizen of Australia and John T. Evans, who is a citizen of Canada.

         During the last five years, neither the Reporting Person nor, to its knowledge, any trustee, executive officer, or controlling person of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Public Storage paid a total of $17,824,985 to acquire 383,333 Shares. All of the funds for the acquisition of the Shares came from Public Storage's available cash-on-hand. The Shares were acquired from the Issuer in a private transaction pursuant to a Share Purchase Agreement dated August 14, 2009. The price per Share paid by Public Storage of $46.50 was set at the offering price of Shares sold by the Issuer in a concurrent public offering of Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition was to partially offset the effects of a concurrent public offering of 3,450,000 Shares by the Issuer. The Reporting Person currently intends to hold its Shares for investment. The Reporting Person may, at some future time, depending on the Issuer's business prospects, other developments concerning the Issuer, market and economic conditions, and other factors, acquire additional Shares or other securities of the Issuer (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the Shares which the Reporting Person now owns or hereafter may acquire.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of August 14, 2009, the Reporting Person owned (or was deemed to own) a total of 5,801,606 Shares. Such Shares constitute approximately 23.8%, in the aggregate, of the total number of Shares outstanding on August 14, 2009 of 24,380,925. The Reporting Person has sole voting power and sole dispositive power with respect to all of the Shares it owns. Public Storage undertook no other transactions in Shares during the post sixty days.

         The number of Shares beneficially owned by each of the trustees and executive officers of Public Storage is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each trustee and executive officer has the sole power to vote and the sole power to dispose of his or her Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Public Storage also holds 7,305,355 units of limited partnership interest in the Operating Partnership ("Units"), including units held by partnerships of which Public Storage is a general partner. Pursuant to the terms of the Operating Partnership's Agreement of Limited Partnership, Units are redeemable for cash, or at the election of the Issuer, for Shares of the Issuer on a one-for-one basis.

         Except as disclosed herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         N/A


                                    SIGNATURE

         After reasonable inquiry and to the bet of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2009                     PUBLIC STORAGE


                                            By:  /s/ Stephanie G. Heim
                                                 ---------------------
                                                 Stephanie G. Heim
                                                 Vice President


                                   Appendix A

                                                                                  No. of Shares
                                                                                  Beneficially
Name                           Title                                              Owned
----                           -----                                              --------------

B. Wayne Hughes                Chairman of the Board                                    114,355

Ronald L. Havner, Jr.          Vice Chairman, Chief Executive Officer
                               and President                                            202,984*

Dann V. Angeloff               Trustee                                                       -0-

William C. Baker               Trustee                                                       -0-

John T. Evans                  Trustee                                                       -0-

Tamara Hughes Gustavson        Trustee                                                       -0-

Uri P. Harkham                 Trustee                                                       -0-

B. Wayne Hughes, Jr.           Trustee                                                    2,500

Harvey Lenkin                  Trustee                                                   16,416*

Gary E. Pruitt                 Trustee                                                       -0-

Daniel C. Staton               Trustee                                                       -0-

Mark Good                      Chief Operating Officer                                       -0-

Candace Krol                   Senior Vice President, Human Resources                        -0-

John Reyes                     Senior Vice President and                                     -0-
                               Chief Financial Officer


* Includes Shares which represent vested portion of Shares subject to an option under the Issuer's employee and director stock option plans.